Management Discussion and Analysis

For

Golden Goliath Resources Ltd.

For the Year ended Ended August 31st, 2010

The following management discussion and analysis has been prepared as of December 22, 2010.  The selected financial information set out below and certain comments which follow are based on and derived from the audited consolidated financial statements of Golden Goliath Resources Ltd. (the “Company” or “Golden Goliath”) for the year ended August 31, 2010 and should be read in conjunction with them.

Forward Looking Information

Certain statements contained in the following Management’s Discussion and Analysis constitutes forward looking statements.  Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward looking statements.  Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made.  Readers are also advised to consider such forward looking statements while considering the risks set forth below.

General

Golden Goliath is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol “GNG” as a Tier 2 company.

Golden Goliath is a junior exploration company with no revenues from mineral producing operations.  The Company’s properties are all located in the State of Chihuahua, Mexico.  Activities include acquiring mineral properties and conducting exploration programs.  The mineral exploration business is risky and most exploration projects will not become mines.  The Company may offer to a major mining company the opportunity to acquire an interest in a property in return for funding by the major mining company, of all or part of the exploration and development of the property.  For the funding of property acquisitions and exploration that the Company conducts, the Company does not use long term debt.  Rather, it depends on the issue of shares from the treasury to investors.  Such stock issues in turn depend on numerous factors, important among which are a positive mineral exploration climate, positive stock market conditions, a company’s track record and the experience of management.

Overall Performance

During the fourth quarter ending August 31, 2010, the Company continued the diamond drilling program on its Las Bolas property concentrating on the new Filo do Oro zone on the east side of the property in preparation for drilling.  Subsequent to the quarter end the Company announced it had signed a letter of intent with the Mexican subsidiary of Agnico-Eagle Mines Ltd. for the exploration and development of the Company’s Las Bolas and Los Hilos properties.

Las Bolas Property

During the quarter ending August 31, 2010, the Company continued field work on the portion of the Las Bolas property called the Filo de Oro trend.  The significance of this large zone and its potential for a bulk mineable gold deposit was recognized in the latter part of 2009.  Rehabilitation of the main workings in the area, called the Los Hilos West tunnel, included crossing an internal, water-filled shaft to access the last portion of the tunnel.  Detailed mapping and systematic sampling of this and other smaller workings showed that gold mineralization in the one to multi gram range and is hosted in many vein systems of different orientations in the metre wide range. The gold values within the Los Hilos West tunnel in the vicinity of the internal shaft are significantly higher and it seems that the shaft was excavated to follow those higher grades.  This likely indicates that the mineralization extends to depth below the level of the tunnel. Lower grade, but still very significant gold mineralization, was also found in breccia zones and wall rock in general.  Silver accompanied the gold values, but gold is the dominant metal.

A total of 22 diamond drill holes were completed on the Los Hilos portion of the Las Bolas property alone during the final fiscal quarter.  Subsequent to the quarter, more holes were completed on the western side of the property (Las Bolas area) for a drilling total of just over 4,000 metres.  The results from the Los Hilos area showed that mineralization extends well away from the Los Hilos tunnel, covering an area that is over 1.5 kilometres in length and almost one kilometre wide. This area is a topographic ridge referred to as the Filo de Oro. Based on the Company's work, Filo de Oro has two components.  There is a large, near surface zone up to 540 metres in width and approximately 230 metres thick, which overlies near-vertical higher-grade-vein feeder zones that are beneath and cut through the surface zone. An important porphyry zone has been found at depth on the southern portion of Filo de Oro.  This is important because the flagship discovery of Fresnillo PLC, the Orisyvo project., lies just a few kilometres southeast of the southern end of Filo de Oro.  Orisyvo, according to the Fresnillo PLC website, hosts 68 million tons inferred grading 1.3 grams gold/ton containing 2.9 million ounces.  Fresnillo’s budget was increased by US$33.6 million for a total 2010 budget of US$119.2 million.  A significant portion of this was earmarked for Orisyvo including a 1.5 kilometre exploration adit to confirm mineralization, evaluate ground conditions and begin working towards a feasibility study.  This is a massive project by one of the world’s largest mining companies and we expect their resource will be significantly increased based on its program expansion.

The geological importance of Filo de Oro is much enhanced as Orisyvo is a porphyry-related gold system, with a an oxide zone open to the north and west and a sulphide zone core with good grade partially explored.  That means Orisyvo is open in the direction of Filo do Oro and is a similar geological model as at Los Hilos, including being related to an intrusive porphyry system, which is what was found at depth on the southern end of the Filo do Oro trend.  Porphyry systems have large tonnage potential and the similarities to Filo do Oro are very obvious.

The drilling results from the las Bolas area are still being complied as not all assays have been received.

It must also be kept in mind that the roughly north-south Filo de Oro trend is only one of the four known mineralized trends on the Las Bolas property.  The three east west trends host the other 12 known vein systems on the Las Bolas property and the main Las Bolas mine workings which were the focus of the NI 43-101 report completed last Fall.

Throughout the fourth quarter The Company was involved in negotiations with Agnico-Eagle Mines Ltd. regarding a possible Option and Joint Venture Agreement on the Las Bolas Property.  A Letter of Intent was signed with a Mexican subsidiary of Agnico-Eagle Mines Ltd. in late November and was announced on December 7th.  This was a major milestone for the Company.

Under the terms of the option agreement, Agnico’s Mexican subsidiary has the right to earn a 51% interest in the Las Bolas and Los Hilos properties by spending $5,000,000 on the properties over a period of 5 years.  The first year’s work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter.  Upon exercising its option, Agnico will have the right to earn an additional 20% interest by completing a feasibility study or by spending an additional $10,000,000 over another period of 5 years.

Other Properties

Throughout the fiscal year ended August 31, 2010, the Company did not perform any significant work on its other properties.  With the Las Bolas and Los Hilos properties now under option to Agnico-Eagle the Company is looking forward to focusing on some of these other properties in the upcoming year.

Selected Annual Information

The following table sets forth selected consolidated information of the Company at August 31 for each of the last three fiscal years prepared in accordance with Canadian Generally Accepted Accounting Principles.  The selected consolidated financial information should be read in conjunction with the Audited Consolidated Financial Statements of the Company.

Canadian Dollars	2010	2009	2008

Revenues	12,440	23,965	209,684
Net loss	(1,412,984)	(2,196,183)	(821,077)
Net loss per share	(0.02)	(0.04)	(0.01)
Total assets	10,232,227	8,222,221	10,795,721
Long term debt	37,000	26,000	46,000
Dividends	Nil	Nil	Nil

Results of Operation

For the year ending August 31, 2010, the Company incurred a net loss $1,412,984 compared to $2,196,183 for the year ending August 31, 2009.  In the fourth quarter the Company incurred a net loss of $274,176 compared to a net loss of $689,676 during the third.  The significant differences between these periods include:

•

A write down of mineral property exploration costs of $1,435,660 in 2009 compared to $74,298 in 2010 in the fourth quarter.  A large exploration program in 2008 and into 2009 allowed the Company to better evaluate several of its mineral properties.  Results at Reforma were disappointing and while the Company intends to maintain its interest in Reforma as there are still several interesting untested target areas, the Company wrote down its past exploration expenditures based on these results.  Whereas in 2010 the Company mainly focused on its Las Bolas and Los Hilos properties and with encouraging results and the option and joint venture with Agnico-Eagle, the Company believes significant potential exists for these properties.

•

Stock based compensation fees were $492,137 in 2010 compared to $57,507 in 2009.  The Company granted a number of options in the third quarter this past year while only a few options were granted for the entire 2009 fiscal year.  While the Company granted the options at a premium to the market price, these charges are a result of mandatory accounting practices which require a calculation using the Black-Scholes option valuation model to expense stock options.  As volatility is one variable in the calculation of this non cash charge, the large volatility of junior mining stocks has resulted in a large value to be expensed for stock options.

•

A significant increase in cash over last year is a result of the completion of a private placement during the second quarter raising almost $3 million.

•

Foreign exchange expenses have been reduced significantly this year from last due to the strengthening value of the Canadian dollar against the Mexican peso.

•

Consulting fees increased $96,269 during the past year compared to last year due to the Company retaining corporate development expertise.  The fees were higher in the first quarter this year also compared to other quarters due to the costs associated with the completion of the Company’s NI 43-101 technical report.

•

Professional fees, transfer agent fees and filing fees were all higher this past year as a result of the costs associated with the private placement.

•

Wages and benefits were higher this year compared to last due to a larger exploration program this past year compared to last.

As of August 31, 2010, deferred mineral property exploration costs totalled $7,754,997 compared to $7, 007,530 at August 31, 2009.  During the year, the Company incurred a total of $821,765 in exploration expenditures including $133,373 on assaying, $135,984 on drilling and $110,343 doing geology and mapping mainly on its Las Bolas/Los Hilos properties.  $287,201 of facilities and other in deferred exploration costs included such expenses as core boxes, rental of a core shack and other preparatory work for the drill program.

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters prepared in accordance with Canadian Generally Accepted Accounting Principles.

Quarter Ending	Revenue	Net Loss	Net Loss per Share

August 31, 2010	3,989	274,176	0.01
May 31, 2010	5,010	689,676	0.01
February 28, 2010	443	262,720	0.00
November 30, 2009	2,998	186,412	0.00
August 31, 2009	7,994	1,569,319	0.04
May 31, 2009	1,411	184,103	0.00
February 28, 2009	5,829	260,255	0.00
November 30, 2008	8,731	182,506	0.00

NOTE:  The revenue relates to interest earned. There were no discontinued operations or extraordinary items on the Company’s financial statements during the above mentioned periods.

The significant increase in net loss in May 2010 is largely a result of a stock based compensation charges.  The significant increase in net loss in August 31, 2009 is a result of a write down of mineral property exploration costs in the quarter of $1,435,660.

Liquidity and Capital Resources

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company had working capital of $1,848,525 at August 31, 2010 compared to $2,438,286 at May 31, 2010 and $712,378 at August 31, 2009.  The Company’s cash and short-term investment position at August 31, 2010 was $1,896,644.

In January and February 2010 the Company completed a private placement of 19,721,466 units at a price of $0.15 per unit for gross proceeds of $2,958,220.  Each unit consisted of one common share and one half of one share purchase with each whole warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.25.  Once resale restrictions on the shares have expired and upon the Company’s shares trading at or above a weighted average trading price of $0.40 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice (in writing to warrant holders and via a news release).  Total finder’s fees of $163,860 were paid and 1,084,400 agent’s warrants having the same terms as the warrants under the units was paid.

Capital Resources

Other than property taxes which are approximately $60,000 per year, the Company does not have any capital resource commitments.

Transactions with Related Parties

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Amounts due to related parties are unsecured with no specific terms for repayment.

During the year ended August 31, 2010, the Company paid $120,000 (2009: $120,000) recorded as management fees for geological and management services to a company controlled by a director

A private company controlled by one of the directors charged $47,689 for the year ended August 31, 2010 (2009: $53,330), in respect of rent and office administration costs on behalf of the Company.  The Company has an administrative services agreement with Hastings Management Corp. whereby Hastings provides office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as the Company may require.

During the year ended August 31, 2010, the Company paid $40,993 (2009 - $44,020) in wages, benefits to a director of the Company.

During the year ended August 31, 2010, the Company paid $60,000 (2009 - $60,000) in consulting fees to a director of the Company.

Due from a related party consists of $21,108 (2009 – nil) due from a private company controlled by a director, which amount was subsequently repaid.

Fourth Quarter

During the fourth quarter the Company continued its drilling program on its Las Bolas and Los Hilos properties.

Critical Accounting Estimates

The Company records its interest in mineral properties at cost, less option income realized. The cost of mineral properties and related exploration costs are deferred until the properties are brought into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production or are written-off if the properties are sold, allowed to lapse or abandoned.  Amounts shown for the mineral properties and their related deferred exploration costs represent costs incurred and are not intended to reflect present or future values.  Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from sale of the property.

Changes in Accounting Policy

In 2009, the CICA amended Section 3862, “Amendment to Financial Instruments – Disclosures” to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.

The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board confirmed January 1, 2011 as the date IFRS will replace Canadian standards and interpretations as Canadian Generally Accepted Accounting Principles (Canadian GAAP) for publicly accountable enterprises (which includes investment funds and other reporting issuers). Changing from the Current Canadian GAAP to IFRS may materially affect an issuer’s reported financial position and results of operations. It may also affect certain business functions. The Company’s transition date of September 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for the year commencing September 1, 2010.

The conversion from Canadian GAAP to IFRS will require the implementation of a new set of accounting standards, and the internal controls over financial reporting will need to address the initial reporting of IFRS financial statements, including related note disclosures, as well as on-going financial reporting. The Company is working through a planned IFRS transition plan. The first stage was for management and the accounting department to be introduced to IFRS. The Company’s management and accounting team have attended IFRS workshops and have purchased IFRS implementation resources to aid in the transition process. The Company is currently in the second stage and is assessing what the impact of these changes will have on the Company’s financial reporting. The accounting team plans to prepare a September 1, 2010 transition date opening balance sheet in accordance with IFRS in the 2011 fiscal year to assist with determining the accounting policies best suited for financial reporting.  Management will be relying on outside consultants and auditors to assist with the transition where sufficient technical expertise does not exist in-house.

The following accounting policies will or may impact the Company’s financial reporting under IFRS:

Exploration for and Evaluation of Mineral Resources

The Company is in the exploration stage and under Canadian GAAP currently capitalizes all costs related to the acquisition and exploration of its mining rights. Management regularly reviews the carrying value of its mineral rights for evidence of impairment, and makes a provision when the carrying values are estimated to exceed their net recoverable amounts.

Under IFRS 6 "Exploration for and Evaluation of Mineral Resources" exploration and evaluation assets shall continue to be measured at cost, but the Company will have to determine an accounting policy specifying which expenditures are to be recognized as exploration and evaluation assets, and then apply that policy consistently. This standard will not apply to expenditures incurred for investigating properties before the Company has the legal right to explore the property, nor to expenditures incurred in the development stage of a property once technical and economic feasibility are demonstrable.

In addition, under IFRS 6 and under International Accounting Standard (IAS) 36, "Impairment of Assets", the Company will be required to assess at the end of each reporting period whether there is any indication that the asset may be impaired. IFRS also allows the reversal of impairments if conditions that gave rise to those impairments no longer exist. Canadian GAAP prohibits reversal of impairment losses. It is expected therefore, that there will be increased volatility in impairment recognition due to increase in frequency of assessment and possibility of reversal of impairments.

Other Policy Differences

A number of differences between Canadian GAAP and IFRS have been identified, but their applicability and potential impact to the Company have not yet been assessed, including the accounting for income taxes, stock-based compensation, and financial instruments and disclosure requirements. These differences will or may have a material impact on the Company's financial statements for the year ending August 31, 2012.

System and Internal Control Impacts

In addition to the impact of IFRS on accounting policies, management is also in the process of assessing the impact of IFRS adoption on the Company's internal controls over financial reporting, disclosure controls and procedures, information technology and data systems. As a preliminary assessment, the Company does not expect that the conversion to IFRS will have a significant impact on its accounting processes and internal controls, information technology and data systems.

As the review of the accounting policies is completed, appropriate changes to ensure the integrity of internal control over financial reporting will be made. For example, under IFRS 6 and IAS 36, discussed above, the Company will be required to assess at the end of each reporting period whether there has been any indication that the asset may be impaired. Additional controls will be needed to ensure that the recorded balance is fairly stated at each reporting period. It is anticipated that such controls will include senior management oversight on the development of key assumptions and variables.

Financial Instruments and Other Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk.  As of the date hereof, the Company’s investment in resource properties has full exposure to commodity risk, both upside and downside.  As the metal prices move so to does the underlying value of the Company’s metal projects.

Outstanding Share Data

The authorized share capital consists of an unlimited number of common shares.  As of August 31, 2010 and the date hereof, an aggregate of 80,655,503 common shares were issued and outstanding.

The Company has the following warrants outstanding as of August 31, 2010:

Expiry date	Exercise price	Number of Warrants

January 21, 2012	$0.25	7,062,733
February 13, 2012	$0.25	3,882,400

As of August 31, 2010, the Company had 7,425,000 incentive stock options outstanding with a weighted average remaining contractual life of 2.84 years at a weighted average exercise price of $0.29.

Investor Relations

The Company has an agreement with Free Market News Network for US$500 per month to provide market awareness and coverage of the Company.

Disclosure Controls and Procedures

Disclosure controls and procedures (“DC&P”) are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management.  Internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with Canadian generally accepted accounting principles.

TSX Venture listed companies are not required to provide representations in the annual filings relating to the establishment and maintenance of DC&P and ICFR, as defined in Multinational Instrument 52-109.  In particular, the CEO and CFO certifying officers do not make any representations relating to the establishment and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.  The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates regarding the absence of misrepresentations and fair disclosure of financial information.  Investors should be aware that inherent limitation on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in Multinational Instrument 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Additional information relating to the Company can be found on SEDAR at www.sedar.com and also on the Company’s website at www.goldengoliath.com.